Exhibit (a)(1)(xiii)
FORM OF E-MAIL ANNOUNCING EXTENSION OF OFFERING MEMORANDUM
Dear Lakes Employee and Directors:
     On August 25, 2009, we announced that we are offering to exchange certain options held by eligible employees and directors for new options pursuant to terms and for the reasons described in the Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offer to Exchange”). Each eligible individual who holds eligible options was provided with our Election Form.
     In connection with our filing of the Offer to Exchange with the Securities and Exchange Commission, we have prepared an Amendment to the Offer to Exchange, dated September 16, 2009 (the “Amendment to the Offer to Exchange”), which extends the expiration date of the Offer to Exchange to September 22, 2009 at 11:00 p.m., Central Daylight Time and modifies certain other language contained in our disclosures. The Amendment to the Offer to Exchange along with Amendment No. 1 to our Tender Offer Statement on Schedule TO are attached to this e-mail.
     We presently do not intend to further extend the offer. No elections will be accepted after the offer expires.
     This notice does not constitute the offer. The full terms of the offer are described in the Offer to Exchange, dated August 25, 2009, as amended by the Amendment to the Offer to Exchange. If you need another copy of the Offer to Exchange or the Amendment to the Offer to Exchange, you may request one by sending an e-mail to optionexchange@Lakesentertainment.com.
     As more fully described in the Offer to Exchange, as amended, to accept the offer, you must submit a completed Election Form by regular mail or hand delivery, by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail (via PDF or similar imaged document file) to optionexchange@Lakesentertainment.com. Your completed Election Form, and any subsequent change thereto, must be submitted by September 22, 2009 at 11:00 p.m., Central Daylight Time (or a later date if we extend the offer). You may change your elections at any time prior to the expiration date. If we do not receive your Election Form by 11:00 p.m., Central Daylight Time, on the expiration date, you will be deemed to have rejected the offer.
     All communications made after 5:00 p.m. Central Daylight Time on September 22, 2009 must be made by facsimile or e-mail. Communications to Lakes must be made by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail (via PDF or similar imaged document file) to optionexchange@Lakesentertainment.com. Communications by Lakes to you will be made to your e-mail address we have on file, unless you have directed us to send you a facsimile or e-mail at an alternative designated number or e-mail address.
     If you have already submitted your Election Form, then no further action is required.